

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Serge Saxonov, Ph.D.
Chief Executive Officer and Director
10x Genomics, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

   Re: **10x Genomics, Inc.**
        Draft Registration Statement on Form S-1
        Submitted August 21, 2020
        CIK No. 0001770787

Dear Dr. Saxonov:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Kevin P. Kennedy, Esq.